SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            MAKE IT HAPPEN MANAGEMENT
                            -------------------------
                 (Name of Small Business Issuer in its Charter)


NEVADA                                      88-0389393
------                                      ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


11423 West Bernardo Court, San Diego, California            92127
------------------------------------------------            -----
(Address of principal executive offices)                    (zip code)


Issuer's telephone number:  (675) 675-4449

Securities to be registered under Section 12(b) of the Act:


         Title of each class               Name of each exchange on which
         To be so registered               each class is to be registered


            Common Stock                        OTC Bulletin Board
            ------------                        ------------------




Securities to be registered under Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)


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                                TABLE OF CONTENTS

COVER PAGE                                                                 1

TABLE OF CONTENTS                                                          2

PART I                                                                     3

         DESCRIPTION OF BUSINESS                                           3

         DESCRIPTION OF PROPERTY                                           3

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES           11

         REMUNERATION OF DIRECTORS AND OFFICERS                            12

         SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITY HOLDERS       12

         INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS         13

         SECURITIES BEING OFFERED                                          13

PART II                                                                    13

         MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS                     13

         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                       13

         LEGAL PROCEEDINGS                                                 13

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                     14

         RECENT SALES OF UNREGISTERED SECURITIES                           14

         INDEMNIFICATION OF DIRECTORS AND OFFICERS                         14

PART F/S                                                                   14

         FINANCIAL STATEMENTS                                              14

PART III                                                                   15

         INDEX TO EXHIBITS                                                 15

SIGNATURES                                                                 16


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                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.


Item 6.    Description of Business

                                    BUSINESS

The Company is a developmental stage company. The Company was incorporated in Nevada on March 23, 1998, as Make It Happen Management, with authorized capital of fifty million (50,000,000) shares of common stock, par value $0.001 per share.

On March 25, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,000,000 shares of its common stock at a price of $0.05 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $10,000 for accounting and legal fees, $10,000 for web page development, $10,000 for past debt/start up costs, $12,000 for officers salaries, $20,000 for marketing and consulting fees, and $38,000 for working capital. On May 1, 1998, this offering was completed with all shares being sold and issued for a total of $100,000 being received by the Company. A Form D was filed with the United States Securities and Exchange Commission on or about October 22, 1998 in regard to the offering. On July 1, 1998, the Company commenced a second offering, also pursuant to Regulation D of the Act, Rule 504, of up to 1,200,000 shares of its common Stock at a price of $0.05 per share. The offering was conducted to raise money for working capital. On December 23, 1998 the offering was closed with a total of $56,400 being raised on behalf of the Company, with a total of 1,128,000 shares being issued. Both offerings conducted in the year 1998, when combined, raised a total of $156,400 with a total of 3,128,000 shares of common stock being issued.

The going opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to part F/S, is as follows:

     "We have audited the accompanying balance sheets of Make It Happen Management, (A Development Stage Company) as of October 31, 1999, and February 28, 1999, and the related statements of operations, cash flows, and stockholders' equity (deficit) for the eight months ended October 31, 1999, for the period from the Company's inception (March 23, 1998) through February 28, 1999, and for the period from the Company's inception (March 23, 1998) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Make It Happen Management as of October 31, 1999 and February 28, 1999, and the related statements of operations, cash flows, and stockholders' equity (deficit)

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     for the eight months ended October 31, 1999, for the period from the
     Company's inception (March 23, 1998) through February 28, 1999, and for the period from the Company's inception (March 23, 1998) through October 31, 1999, in conformity with generally accepted accounting principles."

Interested persons may access the Company over the Internet at the Company's Web site. To access the Company's services online, a user can simply visit the Company's Web site at http:/www.mihm.com.

The Company has created and designed a fully functional, interactive Web Site which allows the public to view a photo gallery including movie stars, professional athletes, and professional musicians that the Company is currently representing. The site also contains advice for songwriting, what makes a song a hit, what it takes to be a star, how to promote yourself, and some inspirational messages.

Industry Background

Growth of the Internet. The Internet has grown rapidly in recent years, spurred by developments such as easy-to-use Web browsers, the availability of multimedia personal computers ("PCs"), the adoption of more robust network architectures, and the emergence of quality Web-based content and commercial applications. The broad acceptance of the Internet Protocol ("IP") standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow consumers to access the Internet and intranets.

Much of the Internet's rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and qualitatively improved users' on-line experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive multimedia content.

The Internet as a New Medium for Advertising.

The rapidly increasing number of Web consumers and the ubiquitous access to the Internet, both in the United States and internationally, have resulted in the emergence of the Web as a new mass medium for advertising. A high rate of growth is expected to continue over the next few years with millions of consumers anticipated in the up and coming years, a majority of which will come from the United States alone.

The proliferation of workstations and personal computers served by local networks has also resulted in the rapid increase in the number of potential recipients of electronically distributed information.

The Web is an attractive medium for advertising because of its interactivity, flexibility, targetability, and measurability. Advertisers can reach audiences and target advertisements to consumers with similar demographic characteristics, specific regional populations, and affinity groups of selected individuals. The interactive nature of the Web enables advertisers to determine customer

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preferences, using these to initiate ongoing commercial relationships with potential customers. Advertisers can easily change their impression levels, and demographic information concerning consumers can be tracked and reported to advertisers.

The Company's Web site contains advice for songwriting, including what can make a song a hit, what it takes to be a star, how to promote yourself and some inspirational messages.

The Company has attempted to design its Web site to offer a large and comprehensive selection of the various services that it provides for potential artists that could be involved with the Company. The Company is actively engaged in negotiations with numerous other potential entities that may fit into the Company's plans and moreover the development of the Web site, and furthermore, believes that it has many opportunities to quickly expand its service following its election to become a fully-reporting public company.

The Company believes that active usage of the Web site has meaningfully accelerated development by identifying problem areas and promoting the testing refinements. Based on marketing and technical evaluation, the Company is currently initiating a commercial strategy that contains advertising and licensing.

Eventually, the Company expects to derive a significant portion of its revenue from advertising on it Web site. It intends to use two methods of advertising: banner advertisements and product sponsorships. Sponsorships enable the Company to charge for focused advertising related to specific entities or products, including inspirational novels or books written by celebrities, to compact discs sold by recording artists. Banner advertisements allow interested consumers to link directly to the advertisers' own Web sites.

The Company is in the process of attempting to sell short-term advertising contracts on a per impression basis or for a fixed-fee based on a minimum number of impressions. Advertisements costs have not yet been concluded.

The Company's Web site is divided by type into specialty categories including:
Techniques for writing songs, What makes a song a hit, What it takes to be a star, How to promote yourself, and Inspirational Messages. There is also a list of artists the Company has worked with as well as a photo gallery displaying some photos of associated celebrities and artists.

To potentially enable advertisers to verify the number of advertisement playbacks or visual impressions made by their advertisements and monitor their advertisement's effectiveness, the Company intends on providing its advertisers with reports showing data on impressions and categories, and then selecting advertisements specifically targeted to a particular consumer's personal profile.

The Company intends to maximize its resources by contracting 3rd parties for order fulfillment of any physical merchandise (if that in the future materializes). However, the Company will collect a commission-based fee for all sales.

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Demand for access to celebrities and their product continues to grow at a phenomenal rate. The Company estimates that over 200 million fans, in the U.S. alone, spend almost $100 billion each year on celebrity related products: from movies and television, to sports, to music, plus the many other forms of entertainment. Fans have an insatiable and desire to know every possible detail about their favorite celebrity. They want to be able to interact in some way with the celebrity and own something that was personalized by him or her. Additionally, certain celebrities have developed their own line of products which they want to promote and they would welcome a way to assist their business growth and exposure through 24 hour a day interaction with their fans and potential consumers.

Distribution Partnerships

The Company intends to develop partnerships with strategic Internet sites to increase the traffic to its Web site categories. The Company believes that name recognition will play a vital role in the future success of the Company and it's Web site. The Company is capable of delivering consumers to other companies' Web sites in order to develop additional streams of revenue. Incremental increases in traffic generated from partnership sites will increase the frequency of advertisement impressions on the company's Web site. The Company believes it can significantly increase total advertising revenue from the increased traffic generated by partnered sites.

Marketing and Sales

The Company attracts consumers to its Web site and business in many ways. Some include attending music conventions, meeting with professionals in the music industry, attending competitions of the performing arts, and Internet marketing. All of these actions allow the employees and officers to create a relationship with new contacts in the music industry and become more knowledgeable of the breakthroughs and happenings in the industry. At the same time the Company is getting publicity and creating a solid database of contacts and artists.

The Company attracts consumers to its Web site primarily through Web-based promotions. These can take the form of either advertisements on other targeted Web sites or e-mail directed at selected Internet consumers. This use of e-mail is the Internet version of direct marketing, and the Company feels it shall be proven to be an important method by which the Company may continue to promote its Web site to an increasing number of registered consumers. To a lesser extent, the Company plans to attract new customers through more traditional media, such as print advertisements and spots on drive-time radio.

The Company's in-house sales force develops and implements its advertising strategies, including identifying strategic accounts and developing presentations and promotional materials. As of January 22, 2000, the Company employs one person to carry out its sales and marketing activities. That person has been assigned to all the product industry segments and solicits advertising contracts from companies in those industries and their agencies. The Company plans to increase the size of its sales force when and if its sales increase.

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The Company also intends to enter into cross-marketing relationships with other
Web sites. By putting click-through banners on other Web sites, traffic generated on one Web site has the ability to move easily to the Company's Web site by simply clicking on the banner.

Manufacturing

The Company does not plan to become a manufacturer or producer of any of the products of the entities listed on its Web site.

Research and Development

Since its inception, the Company has devoted significant time and some financial resources to research and development activities to develop its current products and services. The Company anticipates that a portion of its ongoing operations will continue to include research and development activities due to the rapid technological evolution of Internet-based commerce. Research and development expenditures were less than $4,300 in 1998 and 1999. There is no assurance that the Company will successfully develop these products or services, or that competitors will not develop products or services sooner or products or services that are superior to the Company's product or service offerings.

Patents, Trademarks and Proprietary Rights

The Company has not filed any patent applications with respect to its business. Although the Company does not believe that would presently provide a competitive advantage, there is no assurance that in the future patent protection will not be of substantial importance to the Company's business and future prospects.

There is no assurance that a court having jurisdiction over a dispute challenging their validity will not hold patents that may be issued to the Company in the future invalid or unenforceable. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products or services without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

There is no assurance that any particular aspect of the Company's services will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such licenses, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed products or relating to current or future technologies, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

There is no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products, services or technologies that are equivalent or superior to those of the Company. Moreover, the Company may also be subject to litigation to defend against claims of infringement of the

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rights of others or to determine the scope and validity of the intellectual property rights to others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority or rights to the trademark, which could result in substantial costs to the Company. Similarly, actions could be brought by third parties claiming that the Company's products infringe patents owned by others. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks or infringing products.

Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its products and services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company obtains a substantial portion of its content and all of its products from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content or products. The Company generally attempts to obtain representations as to the origins and ownership of such licensed content or products and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

Competition

Working with artist management and development, the Company faces intense competition in every aspect of its business. There is a plethora of management companies all over the world all competing to find the best talent out there, and work them to the top. Knowing that the competition is fierce, the Company must compete in a fast and thorough pace. To do this, the Company has learned to utilize the Internet to its advantage. The Internet has the ability to serve as a communication, educational, and marketing tool if one uses it correctly. Competition starts here, as Internet marketing becomes vital to direct traffic to the Company's web site. The more traffic your site receives the better chance you will have in competing with other companies in the same field.

The management industry is designed as a sort of medium and communication tool for artists. Working directly with and for the artist, the management must make sure the artist receives the proper publicity, representation and presentation. Legal matters, decision-making, and other factors must also be taken into consideration so the artist benefits fully. Listing only some of the responsibilities of a management company, it is obvious how rigorous the competition gets and the Company hopes to stand out from the rest of its competition by performing its representation the best.

Government Regulation

Although there are currently few laws and regulations directly applicable to the Internet and Management industry, it is likely that new laws and regulations will be adopted in the United States, and elsewhere, covering issues like

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copyrights, privacy, pricing, sales taxes and characteristics and quality of
Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, account charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing such issues such as property ownership, content, taxation, defamation and personal privacy and commercialization of the Internet is presently uncertain and, as a result, do not expressly contemplate or address the unique issues of the Internet and related technologies. As such, export or import restrictions, new legislation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business, or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

By distributing products and offering services over the Internet, the Company faces potential liability claims based on the nature and content of the material that it distributes, including claims for defamation, negligence, copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. The Company's general liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Plan of Operations

During the next 12 months, the Company plans to expand and advance. To do this, it will be pertinent for the employees to take every opportunity to attend numerous music conventions, performing competitions, and seminars. By doing this, the Company plans to find new acts to manage, get more publicity, and advance the artists managed by the Company. Finding quality artists to work with is an extremely tedious job; the artist must be fully focused and determined. By obtaining more publicity, this will benefit the artists managed by the Company and will open more doors for the opportunity to expand. Advancing the artists include obtaining a solid fan base, getting performances booked, music recorded and getting the artist publicity. The more music industry contacts the Company acquires, the easier these goals will be to achieve.

The Company has formulated a plan of operations for the next twelve months as detailed below. The Company intends to use the net proceeds of its Internet sales and credit line, if and when established, to improve its Web site advertising and promotions.

In the Company's opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity. During the next six months certain funds will need to be raised. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

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By the end of fiscal year 2000, the Company plans to have successfully introduced its product and service lines on the Internet and eliminated any technical complications concerning its Web site. In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require an additional $100,000 in capital.

Despite low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees

As of January 22, 2000, the Company has one full-time employee who is engaged in marketing and sales. Because the Company is in a developmental stage, a part-time consultant provides services to the Company in the areas of ongoing Web site support research and development and financial consulting. The Company makes use of additional outside consultants and independent contractors to perform various functions, such as legal matters, programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a changing Internet business environment. The Company's employees are not represented by a labor union. The Company believes that its employee relations are good.

The Company's executive offices are located at 11423 West Bernardo Court, San Diego, California 92127 in an approximately 300 square foot space. This space, which houses all of the Company's current operations, is leased on a month-to-month rental agreement. The monthly base rental payment under the agreement is approximately $350.

The Company expects to have two full-time employees by the end of 2000. The President will perform a multitude of company functions. A full-time office manager will be added in the second year, which would include bookkeeping, as well as accounts receivable and payable.

Legal Proceedings

The Company is not presently a party to any material litigation.

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Item 8.    Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and certain biographical information.

David Spoon

Mr. Spoon is currently the President and a member of the Board of Directors. As President and a Director of the Company his responsibilities will include supervision of the day-to-day operations, including the marketing of the Company's Web site as well as the development of the marketing procedures.

Mr. Spoon has had extensive involvement in the business community. Along side of creating a corporation that grew to over three hundred people, he also functioned as the chief executive officer for five years. He is also the President of Scribbler Productions and the Vice President of Tuning Spoon Publishing. He hosted a radio show in Northern Arizona and is preparing to do the same in San Diego. He also currently works with professional athletes in marketing their business and charities as well. Mr. Spoon holds licenses for real estate and investments, and in addition holds three separate ordinations from different denominations.

Mary E. Writer

Mrs. Writer is currently the Secretary and Treasurer of the Company and a member of the Board of Directors. Her responsibilities will include setting up and maintaining all accounting records including accounts payable, accounts receivable, payroll, taxes, and all incorporation filings, and business licenses.

Prior to these positions, Ms. Writer was Secretary/Treasurer for Probook, Inc. from September 1995 until her resignation in May 1996. She also served as Secretary of 1st Net, an Internet corporation, from January 1997 until November of 1998. From January 1990 until July 1993 Ms. Writer worked for National Dynamics, a leading Southern California company which produces, markets, and distributes language learning tapes nationwide. She was responsible for customer service, data entry, merchant account transactions, and manifests for up to 300 shipments per day.

Amber M. Rhoads

Ms. Rhoads is currently Vice President of the Company. Her responsibilities include client and artist relations, Internet marketing, investor relations, road shows, and attending conventions and performing arts competitions. Overall organization and communication is made by Ms. Rhoads as she is the main contact for the Company.

Ms. Rhoads has formerly worked for 1st Net as Executive Assistant to the President in 1997 where her responsibilities included customer relations, Internet research, and work at exhibitor conventions. For the past two years she has worked as the assistant to a chiropractor/neurologist. Being a musician herself, Ms. Rhoads has had the opportunity to attend many music related events, has extensive experience in performance and has also made industry contacts along the way.

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Item 9.    Remuneration of Directors and Officers

The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1998 and for the fiscal year ended on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.


                  Annual Compensation               Long Term Compensation
                  -------------------               ----------------------
                                                    Other          Restricted
                                                    Annual         Stock        Options/   LTIP         All Other
Name              Title    Year   Salary    Bonus   Compensation   Awarded      SARs(#)    payouts($)   Compensation
----              -----    ----   ------    -----   ------------   ----------   --------   ----------   ------------
David Spoon       PRES.,   1998    $0        $0          $0          -0-          -0-         -0-            $0
                  COB      1999    $0        $0          $0          -0-          -0-         -0-            $0

Amber M. Rhoads   VP,      1998    $1,545    $0          $0          -0-          -0-         -0-            $0
                  DIR      1999    $1,043    $0          $0          -0-          -0-         -0-            $0

Mary E. Writer    SEC      1998    $100      $0          $0          -0-          -0-         -0-            $0
                  TRES,    1999    $0        $0          $0          -0-          -0-         -0-            $0
                  DIR

In fiscal 1998 and 1999 combined, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2,688.00. There is no plan to pay any sort of compensation to the executive officers and directors for services in fiscal 2000.

Item 10.    Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 22, 2000, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than five percent of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

(1)              (2)                               (3)                   (4)
                 Name and address of               Amount and Nature
Title of Class   beneficial owner                  of beneficial owner   Percent
--------------   ----------------                  -------------------   -------


Common Stock     Majestik Magnificant                   7,800,000         70.0%
                 850 South Rancho Drive, Suite 2130     Restricted
                 Las Vegas, Nevada 89106

Common Stock     David Spoon                            100,000           0.9%
                 18585 Caminito Pasadero, #424          Restricted
                 San Diego, California 92128

Common Stock     Mary E. Writer                         100,000           0.9%
                 2682 Auralie Drive                     Restricted
                 Escondido, CA 92025

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Item 11.    Interest of Management and Others in Certain Transactions

The Company has retained the services of Entrepreneur Investments, LLC ("EILLC"), a private investment banking firm that specializes in assisting select companies with equity investment. EILLC provides guidance and consultation to the Company, primarily in the areas of preparing the private placement offering memorandum, corporate finance and public market development. The Company will pay a cash fee of $20,000 as compensation for services to be rendered by EILLC.

Item 12.    Securities Being Offered

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934.

The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. As a quasi-California corporation under section 2115 of the California Corporations Code, the Company's shareholders are entitled to cumulative voting in the election of directors. The Company has no shares reserved for its directors and consultants under a stock option plan.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

There is currently a limited public market for the Company's stock, as it is listed on the NQB Pink Sheets. The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

Item 2.    Legal Proceedings

There are no legal proceedings pending or threatened against the Company.

Item 3.    Changes In and Disagreements With Accountants

The Company has had no changes in or disagreements with its Accountants since inception.

Item 4.    Recent Sales of Unregistered Securities

On March 25, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,000,000 shares of its common stock at a price of $0.05 per share. On May 1, 1998, this offering was completed with all shares being sold and issued for a total of $100,000 being received by the Company. On July 1, 1998, the Company commenced a second offering, also pursuant to Regulation D of the Act, Rule 504, of up to 1,200,000 shares of its common Stock at a price of $0.05 per share. On December 23, 1998 the offering was closed with a total of $56,400 being raised on behalf of the Company, with a total of 1,128,000 shares being issued. Both offerings conducted in the year 1998, when combined, raised a total of $156,400 with a total of 3,128,000 shares of common stock being issued. Common stock was sold to a total of 24 accredited and 22 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.

Item 5.    Indemnification of Directors and Officers

So far as permitted by the Nevada Revised Statutes, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

Financial Statements

The issuer has available audited financial statements for the fiscal years 1998 and 1999.

                                    PART III

Exhibits

Item 1.    Index to Exhibits

           Exhibit 3
                      3a.    Articles
                      3b.    Bylaws
           Exhibit 27
                      27a.   Consent of Accountant
                      27b.   Consent of Attorney
           Exhibit 99
                      99a.   Private Placement Memorandum dated March 30, 1998

Item 2.    Description of Exhibits

As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

For Discussion Purposes Only

                            MAKE IT HAPPEN MANAGEMENT
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS


                                    Contents
                                    --------


                                                                    Page
                                                                    ----

     Independent Auditors' Report                                    F-1

     Balance Sheet                                                   F-2

     Statement of Operations                                         F-3

     Statement of Stockholders' Equity (Deficit)                     F-4

     Statement of Cash Flows                                         F-5 - F-6

     Notes to Financial Statements                                   F-7 - F-10

                                                         JONATHON P. REUBEN, CPA
                                                      An Accountancy Corporation
--------------------------------------------------------------------------------
                               23440 Hawthorne Blvd. Suite 270 Torrance CA 90505
                                             (310) 378-3609 o FAX (310) 378-3709



                          Independent Auditors' Report


Board of Directors
Make It Happen Management
San Diego, California

We have audited the accompanying balance sheets of Make It Happen Management, (A Development Stage Company) as of October 31, 1999, and February 28, 1999, and the related statements of operations, cash flows, and stockholders' equity (deficit) for the eight months ended October 31, 1999, for the period from the Company's inception (March 23, 1998) through February 28, 1999, and for the period from the Company's inception (March 23, 1998) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Make It Happen Management as of October 31, 1999 and February 28, 1999, and the related statements of operations, cash flows, and stockholders' equity (deficit) for the eight months ended October 31, 1999, for the period from the Company's inception (March 23, 1998) through February 28, 1999, and for the period from the Company's inception (March 23, 1998) through October 31, 1999, in conformity with generally accepted accounting principles.


Jonathon P. Reuben,
Certified Public Accountant
January 20, 2000


MAKE IT HAPPEN MANAGEMENT
(A Development Stage Company)
BALANCE SHEETS
----------------------------------------------------------------------------------------


                                                               October 31,  February 28,
                                                                  1999         1999
                                                                  ----         ----
Assets
   Current Assets
      Cash and cash equivalents                                 $  14,653    $      61
      Loan receivable - affiliate                                    --         10,000
                                                                ---------    ---------

         Total Current Assets                                      14,653       10,061


   Other Assets
      Organization costs (net accumulated
         amortization of $378 at February 28, 1999)                  --          1,889
                                                                ---------    ---------

            Total Assets                                        $  14,653    $  11,950
                                                                =========    =========



Liabilities and Stockholders' Equity (Deficit)

   Current Liabilities
      Trade payables                                            $     177    $   2,687
      Consulting fee payable                                        5,000        5,000
      Loans payable - affiliate                                      --         11,000
                                                                ---------    ---------

         Total Current Liabilities                                  5,177       18,687
                                                                ---------    ---------

   Stockholder' Equity (Deficit)
      Common Stock, par value $.01 per share,
         authorized 50,000,000 issued
         and outstanding, 11,128,000 shares as of
         October 31, 1999 and 10,608,000 shares
         as of February 28, 1999                                   11,128       10,608
   Additional paid-in capital                                     153,272      127,792
   Deficit accumulated during the development stage              (154,924)    (145,137)
                                                                ---------    ---------

      Total Stockholders' Equity (Deficit)                          9,476       (6,737)
                                                                ---------    ---------

         Total Liabilities and Stockholders' Equity (Deficit)   $  14,653    $  11,950
                                                                =========    =========


See accompanying notes.

                                       F-2


MAKE IT HAPPEN MANAGEMENT
(A Development Stage Company)
STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------


                                                                            From Inception         From Inception
                                                      For the Eight        (March 23, 1998)       (March 23, 1998)
                                                       Months Ended             Through                Through
                                                     October 31, 1999      February 29, 1999      October 31, 1999
                                                     ----------------      -----------------      ----------------

Income                                                 $       --             $       --             $       --


Operating expenses                                           (7,898)              (145,137)              (153,035)
                                                       ------------           ------------           ------------

   Net loss from operations                                  (7,898)              (145,137)              (153,035)

Cumulative effect of an accounting change                    (1,889)                  --                   (1,889)
                                                       ------------           ------------           ------------

   Net Loss                                            $     (9,787)          $   (145,137)          $   (154,924)
                                                       ============           ============           ============



Loss per share:
   Loss from operation                                 $    (0.0007)          $    (0.0146)          $    (0.0147)
   Cumulative effect of an accounting change                (0.0002)                  --                  (0.0002)
                                                       ------------           ------------           ------------

                                                       $    (0.0009)          $    (0.0146)          $    (0.0149)
                                                       ============           ============           ============

Basic weighted average shares outstanding                11,037,388              9,939,927             10,388,057
                                                       ============           ============           ============




See accompanying notes.

                                      F-3


MAKE IT HAPPEN MANAGEMENT
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FROM THE COMPANY'S INCEPTION (MARCH 23, 1998) THROUGH OCTOBER 31, 1999
-----------------------------------------------------------------------------------------------


                                                                                     Deficit
                                                                                   Accumulated
                                                  Common Stock                     During the
                                             -----------------------     Paid-in   Development
                                               Shares       Amount       Capital      Stage
                                               ------       ------       -------      -----

Shares issued for services - March 1998       8,000,000   $    8,000   $     --     $     --
Shares issued for cash - April 1998           2,000,000        2,000       98,000         --
Shares issued for cash - July 1998               60,000           60        2,940         --
Shares issued for cash - October 1998           400,000          400       19,600         --
Shares issued for cash - November 1998          100,000          100        4,900         --
Shares issued for cash - December 1998           48,000           48        2,352         --
Net loss from the Company's inception
   through February 28, 1999                       --           --           --       (145,137)
                                             ----------   ----------   ----------   ----------

      Balance - February 28, 1999            10,608,000   $   10,608   $  127,792   $ (145,137)

Shares issued for cash - April 1999             400,000          400       19,600         --
Shares issued in exchange for
   cancellation of indebtedness - May 1999      120,000          120        5,880         --
Net loss for the eight months ended
   October 31, 1999                                --           --           --         (9,787)
                                             ----------   ----------   ----------   ----------

      Balance - October 31, 1999             11,128,000   $   11,128   $  153,272   $ (154,924)
                                             ==========   ==========   ==========   ==========




See accompanying notes

                                      F-4


MAKE IT HAPPEN MANAGEMENT
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------

                                                   For the Eight      From Inception      From Inception
                                                   Months Ended      (March 23, 1998)    (March 23, 1998)
                                                    October 31,           Through             Through
                                                       1999          February 29, 1999    October 31, 1999
                                                       ----          -----------------    ----------------

Cash Flows from Operating Activities
   Net loss                                         $  (9,787)           $ 145,137)           $(154,924)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:

      Amortization                                       --                    373                 --
      Charge of net organization costs                  1,889                 --                   --
      Consulting services                                --                  8,000                8,000
      (Increase) in organization costs                   --                 (2,262)                --
      Increase (Decrease) in accounts payable          (2,510)               7,687                5,177
                                                    ---------            ---------            ---------

      Net cash used in operating activities           (10,408)            (131,339)            (141,747)
                                                    ---------            ---------            ---------


Cash Flows from Finance Activities

   Gross proceeds from private offerings               20,000              130,400              150,400
   Loans from affiliates                                 --                 11,000               11,000
   Loans repaid by affiliates                          (5,000)                --                 (5,000)
   Loans to affiliates                                   --                (10,000)             (10,000)
   Payments on affiliate loans                         10,000                 --                 10,000
                                                    ---------            ---------            ---------

      Net cash provided by financing activities        25,000              131,400              156,400
                                                    ---------            ---------            ---------

         Net increase (decrease) in cash
            and cash equivalents                    $  14,592            $      61            $  14,653
         Cash and cash equivalents -
            beginning of period                            61                 --                   --
                                                    ---------            ---------            ---------

         Cash and cash equivalents -
            end of period                           $  14,653            $      61            $  14,653
                                                    =========            =========            =========



See accompanying notes.

                                      F-5


MAKE IT HAPPEN MANAGEMENT
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


   SUPPLEMENTAL SCHEDULES TO STATEMENT OF CASH FLOWS


                                       For the Eight      From Inception      From Inception
                                       Months Ended      (March 23, 1998)    (March 23, 1998)
                                        October 31,           Through             Through
                                           1999          February 29, 1999    October 31, 1999
                                           ----          -----------------    ----------------

      Cash Paid During Year For:
         Income Taxes                    $ --                  $ --                $ --
                                         ======                ======              ======

         Interest                        $ --                  $ --                $ --
                                         ======                ======              ======


      Non-cash finance or investment activities:

         In May 1999, the Company issued 120,000 shares of common stock to an affiliate in exchange for the cancellation of $6,000 of indebtedness.








See accompanying notes.

                                      F-6

MAKE IT HAPPEN MANAGEMENT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization

     Make it Happen Management (the "Company") was incorporated in Nevada on March 23, 1998, for the purpose of providing management, production, marketing, and other related services to entertainers, athletes and others.

     The Company is in the development stage, as defined in FASB Statement 7. The Company has not paid any dividends and dividends which may be paid in the future will depend on the financial requirements of the Company and other relevant factors.


Note 2 - Summary of Significant Accounting Policies

     a. Property and Equipment

     The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and for income tax reporting purposes.

     b. Net Loss Per Share

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period.

     d. Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     e. Issuances Involving Non-cash Consideration

     All issuances of the Company's stock for non-cash consideration have been assign a dollar amount equaling either the market value of the shares issued or the value of consideration received whichever is more readably determinable. The majority of the non-cash consideration received pertains to consulting services rendered by consultants and others.

     f. Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

     g. Fair Value of Financial Instruments

     As of February 28, 1999, the Company had financial instruments consisting of cash equivalents, loans receivable, and loans payables . The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their cost bases.

     As of October 31, 1999, the Company had financial instruments consisting of cash equivalents which consisted of cash in a checking account located at one financial institution .The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their cost bases.

     h. Inome Taxes

     Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

     i. New Accounting Pronouncements

     SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company adopted the provisions of SFAS No. 130 in 1998, but had no elements of comprehensive income for the periods presented.

     SFAS No., 131, "Disclosures About Segments of an Enterprise and Related Information", establishes a new model for segment reporting, called the "management approach" and requires certain disclosures for each segment. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. The Company adopted the provisions of SFAS No. 131 in 1998, but currently operates in one industry segment.


Note 3 - Loan Receivable -  Affiliate

     As of February 28, 1999, the Company owed $10,000 to an affiliate which was subsequently paid in full. The loan is non-interest bearing loan and due on demand.


Note 4 - Issuance of Common Stock

     Through private placement offerings, the Company received $150,400 through the issuance of 3,128,000 shares of its common stock. The Company issued 8,000,000 shares to its founders which have been valued at par (See Note 4
     - Related Party Transaction). The Company also issued 120,000 shares in consideration for the cancelation of indebtedness of $6,000. The holders of the Company's common stock are entitled to one vote per share held.


Note 5 - Related Party Transactions

     a. The Company issued 7,800,000 shares of its common stock to its President, Majestik Magnificent in consideration for providing marketing services to the Company. The shares issued have been valued at par.

     From its inception (March 23, 1998) through October 31, 1999, Mr. Magnificent has received $56,500 in salary and $19,000 for marketing and other related services.

     b. Mrs. Mary Writer, Secretary and Treasurer of the Corporation, received 100,000 shares of common stock in consideration for providing consulting services. The shares issued have been valued at par.

     c. Mr. David Spoon, a Board Member, received 100,000 shares of common stock in consideration for providing consulting services. The shares issued have been valued at par.

Note 6 - Loans Payable - Affiliates

     As of February 28, 1999, the Company had loans outstanding from two affiliates totaling $11,000. These loans are unsecured, non-interested bearing and due on demand.

     During the eight months ended October 31, 1999, $5,000 was paid, and the remaining indebtedness of $6,000 was cancelled in exchange for the issuance of 120,000 shares of the Company's common stock.


Note 7 - Income Taxes

     Income taxes are provided based on earnings reported for financial statement purposes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 ("FASB 109").

     FASB 109 uses the asset and liability method to account for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

     As of October 31, 1999, the Company has unused operating loss carryforwards, which may provide future tax benefits in the amount of approximately $154,000 which expire in various years throughout 2019.

     An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize.


Note 8 - Change in Accounting Principle

     For the year beginning March 1, 1999, the Company adopted Statement of Position 98-5, under which organization costs are no longer capitalized, but charged to operations. For the eight months ended October 31, 1999, the Company charged to operations the unamortized balance of its organization cost of $1,889. The charge was reflected as a cummulative effect of an accounting change.

                                   SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on January 22, 2000.

                                               MAKE IT HAPPEN MANAGEMENT

                                               /s/ David Spoon
                                               ---------------------------------
                                               David Spoon, President















                                       16